Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 11, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CB Pharma Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 9, 2014

SEC File No. 333-199558

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 10, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tim Buchmiller.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	Your response to prior comment 1 appears to suggest that the denominator used in the formula to calculate the pro rata amount would be the number of ordinary shares sold in this public offering outstanding at the time of the repurchase. However, your disclosure suggests different calculations. For example, you define “public shareholders” on page 1 to include the holders of the shares sold as part of the public offering, including any of your “initial shareholders” that purchase those shares. Therefore, your disclosure that the “public shareholders” may seek a pro rata portion of the trust appears to indicate that the pro rata amount will be determined by dividing the trust balance by the number of shares held by the holders of shares sold in this public offering, including “insider shares” held by those holders – even if those holders have agreed not to seek their pro rata portion of the trust. Also, section 48.2(b) of exhibit 3.1 appears to indicate that the trust funds will be divided among all members’ shares to determine the pro rata amount in a tender offer. Section 48.3 appears to indicate that the underwriter – who apparently is not a Founder as defined in section 1.1 – would be included in determining the pro rata “Repurchase Price” even if the underwriter elected not to participate in the repurchase. Section 48.4 appears to indicate that the pro rata amount will be determined by dividing the trust balance by the number members holding shares issued in the IPO. Please revise your disclosure as appropriate for clarity and consistency.

We have revised the disclosure on page 1 of the Registration Statement (and elsewhere as appropriate) and Exhibit 3.1 as requested.

1

Securities and Exchange Commission

December 11, 2014

Exhibit 5.1 – Opinion of Maples and Calder

2.	We note your response to prior comment 6 that Cayman Islands law requires consideration and par value. Please file an opinion of counsel that reflects counsel’s evaluation of whether the offering as described in the registration statement will result in the registrant receiving adequate consideration and par value under Cayman Islands law such that the offered shares will be, when sold as described in the registration statement, legally issued, fully paid and non-assessable.

The legal opinion has been revised as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.